PRESS RELEASE
Cascades Inc. 404 Marie-Victorin Blvd., P.O. Box 30 Kingsey Falls (Québec) Canada J0A 1B0 www.cascades.com	Telephone: 819 363-5100 Fax: 819 363-5155

Cascades Releases Financial Results for the Third Quarter of 2014;
Mario Plourde Nominated to the Board of Directors

Kingsey Falls, Québec, November 6, 2014 - Cascades Inc. (TSX: CAS), a leader in the recovery and manufacturing of green packaging and tissue paper products, announces its unaudited financial results for the three-month period ended September 30, 2014.

Q3 2014 Financial Highlights (the fine papers activities, the Djupafors mill and the kraft paper mill being reclassified as discontinued operations)

•	Sales of $964 million
(compared to $966 million in Q2 2014 (+0%) and $932 million in Q3 2013 (+3%))

•	Excluding specific items

◦	EBITDA of $97 million
(compared to $91 million in Q2 2014 (+7%) and $95 million in Q3 2013 (+2%))

◦	Net earnings per share of $0.04
(compared to $0.08 in Q2 2014 and $0.07 in Q3 2013)

•	Including specific items

◦	EBITDA of $98 million
(compared to $48 million in Q2 2014 (+104%) and $102 million in Q3 2013 (-4%))

◦	Net loss per share of $0.17
(compared to $0.88 in Q2 2014 and net earnings of $0.12 in Q3 2013).

Q3 2014 Strategic Highlights

•	Initiated installation of a new tissue converting facility in Wagram, North Carolina

•	Permanent closure of the kraft paper mill in East Angus, Québec

•	Machine rebuild at the Reno De Medici's Santa Giustina mill

•	Q2 2014 refinancing resulting in interest savings and an extension of maturities

•	Start-up of the new tissue paper machine on October 25

Financial Summary

Segmented OIBD Excluding Specific Items 1, 2

(in millions of Canadian dollars)	Q3 2014	Q2 2014	Q3 2013

Packaging Products
Containerboard	50	43	42
Boxboard Europe	14	19	9
Discontinued operations - Boxboard Europe	—	1	2
Specialty Products	16	13	15
Discontinued Operations - Specialty Products	(4)	(3)	(3)

Tissue Papers	32	23	39

Corporate Activities	(11)	(5)	(9)
OIBD excluding specific items	97	91	95
Note 1 - Our 2014 and 2013 results have been adjusted to account for the reclassification of discontinued operations. Note 2 - Refer to "Supplemental Information on Non-IFRS Measures" section.

Selected Consolidated Information1

(in millions of Canadian dollars, except amounts per share)	Q3 2014	Q2 2014	Q3 2013

Sales	964	966	932
Excluding specific items [2]
Operating income before depreciation and amortization (OIBD or EBITDA)	97	91	95
Operating income	52	45	51
Net earnings	4	7	7
per common share	$0.04	$0.08	$0.07
Margin (OIBD or EBITDA)	10.1%	9.4%	10.2%
As reported
Operating income before depreciation and amortization (OIBD or EBITDA)	98	48	102
Operating income	53	2	58
Net earnings (loss)	(16)	(83)	11
per common share	$(0.17)	$(0.88)	$0.12
Note 1 - Our 2014 and 2013 results have been adjusted to account for the reclassification of discontinued operations. Note 2 - Refer to "Supplemental Information on Non-IFRS Measures" section.

Mr. Mario Plourde, President and Chief Executive Officer, had the following comments on the third quarter results: "We are encouraged by the fact that our results continued to show improvement nothwithstanding lost time and damages resulting from a major fire which occurred in the raw material stock piles at our Niagara Falls operations during the quarter. Despite this unfortunate event, EBITDA excluding specific items increased on a sequential and year-over-year basis. All our groups in North America showed improved results compared to the previous quarter, helped by better productivity, favourable exchange rates, higher tissue volume and lower landed cost for brown recycled papers. In Europe, our boxboard operations were impacted by the seasonal production slowdown which was amplified this year by the downtime for the machine rebuild at Reno De Medici's Santa Giustina mill.

As for our Greenpac mill, the fire in Niagara Falls also prevented the mill from contributing positively to earnings per share during the quarter, as anticipated. The mill rapidly resumed production following the fire and continues to generate improved cash flows. On the sales and production front, the Greenpac mill is performing as expected and the team is now focusing on the development and roll-out of its value-added lightweight grades. "

Results Analysis for Three-month Period Ended September 30, 2014 Compared to the Same Period Last Year

In comparison with the same period last year, sales increased by 3% to $964 million during the third quarter of 2014. Favourable exchange rates and higher volumes of packaging products more than offset lower average prices in our European and tissue businesses and the negative impacts of divestitures, namely the creation of a joint venture in the Atlantic Provinces.

Operating income, excluding specific items, increased from $51 million in the third quarter of 2013 to $52 million in the third quarter of 2014 as the net impact of the above-mentioned factors as well as lower production and energy costs were mostly offset by higher raw material costs for the Tissue Papers and Specialty Products Groups. When including specific items, operating income amounted to $53 million in the third quarter of 2014 in comparison to $58 million for the same period last year.

Net earnings excluding specific items amounted to $4 million ($0.04 per share) in the third quarter of 2014 compared to $7 million ($0.07 per share) for the same period in 2013. Including specific items, the net loss amounted to $16 million ($0.17 per share) in the third quarter of 2014 compared to net earnings of $11 million ($0.12 per share) for the same quarter in 2013. During the quarter, operating income and/or net earnings were impacted by the following specific items, before income taxes:

•	$1 million gain on building disposal and a loss of $2 million on an onerous lease contract (operating income and net earnings);

•	$2 million unrealized gain on derivative financial instruments (operating income and net earnings);

•	$24 million foreign exchange loss on long-term debt and financial instruments (net earnings);

•	$2 million gain included in the share of results of affiliates and joint ventures (net earnings);

•	$1 million net loss resulting from discontinued operations of our fine papers activities (net earnings).

In addition to the specifics items mentioned above, net earnings were reduced by $14 million ($0.15 per share) due to a withholding tax charge following the optimization of our capital structure between our Canadian and U.S. subsidiaries. According to our estimates as of September 30, 2014 of the direct costs and productivity losses in connection to the fire incident in Niagara Falls, the negative impact on the net results of the third quarter, including our share of the results of Greenpac, is estimated at $7 million ($0.08 per share).

Results Analysis for Three-month Period ended September 30, 2014 Compared to the Previous Quarter

In comparison to the previous quarter, sales were relatively stable at $964 million in the third quarter of 2014 compared to $966 million in the second quarter of 2014 as unfavourable average foreign exchange rates and other intercompany eliminations more than offset higher shipments and selling prices.

Operating income, excluding specific items, increased from $45 million in the second quarter of 2014 to $52 million in the third quarter of 2014. In addition to increased shipments and higher selling prices, a decrease in energy costs and the net positive impact of favourable exchange rates at the end of the quarter also contributed to countering the negative impacts of higher raw material costs and other production expenses, including the impact of the fire in Niagara Falls.

Despite an unfavourable exchange rate impact ($37 million), net debt decreased by $5 million to $1,640 million due to stronger cash flows from operations, including a net tax refund of $21 million. We also paid $11 million during the quarter following the refinancing of our 2016 and 2017 Senior Notes which led to a sequential decrease of $3 million of our interest expense.

For further details, see the tables on IFRS and non-IFRS measures reconciliation, included herein.

Near-Term Outlook

In commenting on the near-term outlook, Mr. Plourde added: "We expect to benefit from ongoing restructuring actions and stable recycled fibre costs. Also, the recent depreciation of the Canadian dollar, while having an immediate negative effect on our debt, will be positive from a cash flow standpoint. For the next quarter, it is unlikely that we will repeat last year's performance when results were impacted by a favourable adjustment to pension liabilities and energy credits. Fourth quarter results will also be impacted by a competitive tissue market, start-up costs related to the new tissue paper machine in Oregon and inefficiencies resulting from the reorganization of production logistics in relation to the new converting plant in North Carolina."

Board Nomination

Cascades also announces the nomination of Mr. Mario Plourde to its Board of Directors. Mr. Plourde became the President and Chief Executive Officer of the Corporation in May 2013. Following this nomination, the Board of Directors of Cascades will be comprised of 12 directors, a majority of whom are independent.

Dividend on Common Shares and Normal Course Issuer Bid

Cascades Board of Directors declared a quarterly dividend of $0.04 per share to be paid December 11, 2014 to shareholders of record at the close of business on November 20, 2014. This dividend paid by Cascades is an eligible dividend in accordance to the Income Tax Act (Bill C-28, Canada).

In the third quarter of 2014, Cascades purchased for cancellation 44,600 shares at an average price of $5.91 representing an aggregate amount of approximately $0.3 million.

Conference Call Information

Management will comment on the 2014 third quarter financial results during a conference call to be held today, November 6th, at 10:00 a.m.

Financial analysts, investors, media and other interested individuals are invited to listen to the conference call by dialing 1-866-229-4144 and by using the access code 9501952#. The conference call, including the investor presentation, will also be broadcast live on the Cascades corporate website (www.cascades.com, Investors tab on the Home page). The broadcast replay will be available on the Cascades corporate website and by phone until November 14, 2014 by dialing 1-888-843-7419 and by using the access code 9501952#.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Corporation employs close to 12,000 employees, who work in more than 100 units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to serve its clients with innovative products. Cascades' shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation's products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Corporation's Securities and Exchange Commission filings.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	SEPTEMBER 30, 2014	DECEMBER 31, 2013
Assets
Current assets
Cash and cash equivalents	30	23
Accounts receivable	556	512
Current income tax assets	14	34
Inventories	485	543
Financial assets	2	2
	1,087	1,114
Long-term assets
Investments in associates and joint ventures	263	261
Property, plant and equipment	1,598	1,684
Intangible assets with finite useful life	188	196
Financial assets	22	17
Other assets	83	108
Deferred income tax assets	166	118
Goodwill and other intangible assets with indefinite useful life	334	333
	3,741	3,831
Liabilities and Equity
Current liabilities
Bank loans and advances	55	56
Trade and other payables	572	590
Current income tax liabilities	21	2
Current portion of provisions for contingencies and charges	9	2
Current portion of financial liabilities and other liabilities	11	11
Current portion of other long-term debt	38	39
	706	700
Long-term liabilities
Long-term debt	1,577	1,540
Provisions for contingencies and charges	33	37
Financial liabilities	35	39
Other liabilities	191	212
Deferred income tax liabilities	125	109
	2,667	2,637
Equity attributable to Shareholders
Capital stock	483	482
Contributed surplus	18	17
Retained earnings	511	642
Accumulated other comprehensive loss	(55)	(60)
	957	1,081
Non-controlling interest	117	113
Total equity	1,074	1,194
	3,741	3,831

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars, except per share amounts and number of shares) (unaudited)	2014	2013	2014	2013
Sales	964	932	2,851	2,693
Cost of sales and expenses
Cost of sales (including depreciation and amortization of $45 million for 3-month period (2013 — $44 million) and $135 million for 9-month period (2013 — $128 million))	830	800	2,464	2,327
Selling and administrative expense	83	81	257	256
Loss (gain) on acquisitions, disposals and others	1	—	(4)	3
Impairment charges and restructuring costs	—	—	41	—
Foreign exchange gain	(1)	—	(1)	(3)
Loss (gain) on derivative financial instruments	(2)	(7)	2	(5)
	911	874	2,759	2,578
Operating income	53	58	92	115
Financing expense	23	26	78	77
Interest expense on employee future benefits	2	2	5	7
Loss on refinancing of long-term debt	—	—	44	—
Foreign exchange loss (gain) on long-term debt and financial instruments	24	(11)	17	(4)
Share of results of associates and joint ventures	(1)	—	1	(2)
Profit (loss) before income taxes	5	41	(53)	37
Provision for income taxes	21	13	3	13
Net earnings (loss) from continuing operations including non-controlling interest for the period	(16)	28	(56)	24
Net earnings (loss) from discontinued operations for the period	1	(16)	(36)	(17)
Net earnings (loss) including non-controlling interest for the period	(15)	12	(92)	7
Net earnings attributable to non-controlling interest	1	1	8	2
Net earnings (loss) attributable to Shareholders for the period	(16)	11	(100)	5
Net earnings (loss) from continuing operations per basic and diluted common share	$(0.18)	$0.28	$(0.68)	$0.23
Net earnings (loss) per basic and diluted common share	$(0.17)	$0.12	$(1.06)	$0.06
Weighted average basic number of common shares outstanding	94,145,944	93,887,849	94,007,404	93,884,577
Weighted average number of diluted common shares	95,360,957	94,936,241	95,378,826	94,572,518

Net earnings (loss) attributable to Shareholders:
Continuing operations	(17)	27	(64)	22
Discontinued operations	1	(16)	(36)	(17)
Net earnings (loss)	(16)	11	(100)	5

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2014	2013	2014	2013
Net earnings (loss) including non-controlling interest for the period	(15)	12	(92)	7
Other comprehensive income (loss)
Items that may be reclassified subsequently to earnings
Translation adjustments
Change in foreign currency translation of foreign subsidiaries	20	(7)	21	28
Change in foreign currency translation related to net investment hedging activities	(24)	9	(25)	(15)
Income taxes	3	(1)	3	2
Cash flow hedges
Change in fair value of foreign exchange forward contracts	—	1	2	(3)
Change in fair value of interest rate swaps	(2)	1	(10)	11
Change in fair value of commodity derivative financial instruments	—	—	9	5
Income taxes	1	—	1	(5)
Available-for-sale financial assets	1	—	—	—
	(1)	3	1	23
Items that are reclassified to retained earnings
Actuarial gain (loss) on post-employment benefit obligations	—	41	(28)	74
Income taxes	—	(11)	8	(20)
	—	30	(20)	54
Other comprehensive income (loss)	(1)	33	(19)	77
Comprehensive income (loss) including non-controlling interest for the period	(16)	45	(111)	84
Comprehensive income (loss) attributable to non-controlling interest for the period	(2)	2	4	6
Comprehensive income (loss) attributable to Shareholders for the period	(14)	43	(115)	78
Comprehensive income (loss) attributable to Shareholders:
Continuing operations	(17)	50	(75)	80
Discontinued operations	3	(7)	(40)	(2)
Comprehensive income (loss)	(14)	43	(115)	78

CONSOLIDATED STATEMENTS OF EQUITY

	For the 9-month period ended September 30, 2014
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTEREST	TOTAL EQUITY
Balance - Beginning of period	482	17	642	(60)	1,081	113	1,194
Comprehensive income (loss)
Net earnings (loss)	—	—	(100)	—	(100)	8	(92)
Other comprehensive income (loss)	—	—	(20)	5	(15)	(4)	(19)
	—	—	(120)	5	(115)	4	(111)
Dividends	—	—	(11)	—	(11)	—	(11)
Stock options	1	1	—	—	2	—	2
Balance - End of period	483	18	511	(55)	957	117	1,074

	For the 9-month period ended September 30, 2013
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTEREST	TOTAL EQUITY
Balance - Beginning of period	482	16	567	(87)	978	116	1,094
Comprehensive income
Net earnings	—	—	5	—	5	2	7
Other comprehensive income	—	—	54	19	73	4	77
	—	—	59	19	78	6	84
Dividends	—	—	(12)	—	(12)	—	(12)
Stock options	—	1	—	—	1	—	1
Acquisition of non-controlling interest	—	—	9	—	9	(15)	(6)
Balance - End of period	482	17	623	(68)	1,054	107	1,161

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2014	2013	2014	2013
Operating activities from continuing operations
Net earnings (net loss) attributable to Shareholders for the period	(16)	11	(100)	5
Net loss (earnings) from discontinued operations for the period	(1)	16	36	17
Net earnings (loss) from continuing operations	(17)	27	(64)	22
Adjustments for:
Financing expense and interest expense on employee future benefits	25	28	83	84
Loss on refinancing of long-term debt	—	—	44	—
Depreciation and amortization	45	44	135	128
Loss (gain) on acquisitions, disposals and others	1	—	(4)	3
Impairment charges and restructuring costs	—	—	41	—
Unrealized loss (gain) on derivative financial instruments	(2)	(7)	1	(5)
Foreign exchange loss (gain) on long-term debt and financial instruments	24	(11)	17	(4)
Provision for income taxes	21	13	3	13
Share of results of associates and joint ventures	(1)	—	1	(2)
Net earnings attributable to non-controlling interest	1	1	8	2
Net financing expense paid	(17)	(16)	(69)	(65)
Premium paid on long-term debt refinancing	(11)	—	(31)	—
Income taxes received	21	4	21	3
Dividend received	2	6	9	7
Employee future benefits and others	(5)	(8)	(13)	(20)
	87	81	182	166
Changes in non-cash working capital components	9	21	(59)	(31)
	96	102	123	135
Investing activities from continuing operations
Investments in associates and joint ventures	—	(16)	—	(17)
Payment for property, plant and equipment	(43)	(23)	(124)	(97)
Proceeds on disposals of property, plant and equipment	—	3	6	9
Investments in intangible and other assets	—	(1)	(1)	(21)
	(43)	(37)	(119)	(126)
Financing activities from continuing operations
Bank loans and advances	(23)	(13)	4	(12)
Change in revolving credit facilities	162	(27)	(112)	78
Issuance of senior notes, net of related expenses	—	—	833	—
Repayment of senior notes	(274)	—	(740)	(10)
Increase in other long-term debt	21	—	22	13
Payments of other long-term debt	(5)	(7)	(31)	(36)
Settlement of derivative financial instruments	—	—	—	(14)
Issuance of common shares	—	—	1	—
Acquisition of non-controlling interest including dividend paid	—	—	—	(19)
Dividends paid to the Corporation's Shareholders	(3)	(4)	(11)	(12)
	(122)	(51)	(34)	(12)
Change in cash and cash equivalents during the period from continuing operations	(69)	14	(30)	(3)
Change in cash and cash equivalents during the period from discontinued operations	1	4	38	7
Net change in cash and cash equivalents during the period	(68)	18	8	4
Currency translation on cash and cash equivalents	—	—	(1)	1
Cash and cash equivalents - Beginning of period	98	7	23	20
Cash and cash equivalents - End of period	30	25	30	25

SEGMENTED INFORMATION
The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards (“IFRS”); however, the chief operating decision-maker (“CODM”) uses this performance measure to assess the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value. The accounting policies of the reportable segments are the same as the Corporation's accounting policies described in its most recent audited consolidated financial statements for the year ended December 31, 2013.

The Corporation's operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and assessment of the Corporation's performance, and is therefore the CODM.

The Corporation's operations are managed in four segments: Containerboard, Boxboard Europe, Specialty Products (which constitute the Corporation's Packaging Products) and Tissue Papers.

			SALES
	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2014	2013	2014	2013
Packaging Products
Containerboard	366	353	1,059	986
Boxboard Europe	199	194	677	621
Specialty Products	167	197	577	582
Discontinued operations of Boxboard Europe	(6)	(11)	(32)	(37)
Discontinued operations of Specialty Products	(22)	(55)	(146)	(169)
Intersegment sales	(12)	(13)	(41)	(40)
	692	665	2,094	1,943
Tissue Papers	282	279	784	784
Intersegment sales and others	(10)	(12)	(27)	(34)
Total	964	932	2,851	2,693

	OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION
	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2014	2013	2014	2013
Packaging Products
Containerboard	51	49	114	109
Boxboard Europe	14	9	45	30
Specialty Products	14	(5)	(4)	22
Discontinued operations of Boxboard Europe	—	2	13	4
Discontinued operations of Specialty Products	(2)	17	26	10
	77	72	194	175
Tissue Papers	32	39	75	101
Corporate	(11)	(9)	(42)	(33)
Operating income before depreciation and amortization	98	102	227	243
Depreciation and amortization	(45)	(44)	(135)	(128)
Financing expense and interest expense on employee future benefits	(25)	(28)	(83)	(84)
Loss on refinancing of long-term debt	—	—	(44)	—
Foreign exchange gain (loss) on long-term debt and financial instruments	(24)	11	(17)	4
Share of results of associates and joint ventures	1	—	(1)	2
Profit (loss) before income taxes	5	41	(53)	37

	PAYMENT FOR PROPERTY, PLANT AND EQUIPMENT
	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2014	2013	2014	2013
Packaging Products
Containerboard	9	8	21	26
Boxboard Europe	22	10	29	19
Specialty Products	2	7	10	14
Discontinued operations of Specialty Products	—	(3)	(1)	(4)
	33	22	59	55
Tissue Papers	25	13	57	25
Corporate	1	2	6	11
Total acquisitions	59	37	122	91
Proceeds on disposals of property, plant and equipment	—	(3)	(6)	(9)
Capital-lease acquisitions and acquisitions included in other liabilities	(7)	(2)	(12)	(3)
	52	32	104	79
Acquisitions of property, plant and equipment included in ''Trade and other payables''
Beginning of period	10	7	33	28
End of period	(19)	(19)	(19)	(19)
Payment for property, plant and equipment net of proceeds on disposals	43	20	118	88

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

Operating income before depreciation and amortization, earnings before interest, income taxes, depreciation and amortization and operating income are not measures of performance under IFRS. The Corporation includes operating income before depreciation and amortization, earnings before interest, income taxes, depreciation and amortization and operating income because they are measures used by management to assess the operating and financial performance of the Corporation's operating segments. Also, the Corporation believes that these items provide additional measures often used by investors to assess a company's operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization, earnings before interest, taxes, depreciation and amortization and operating income do not represent, and should not be used as a substitute for, net earnings (loss) or cash flows from operating activities as determined in accordance with IFRS. Furthermore, they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization, earnings before interest, income taxes, depreciation and amortization and operating income may differ from those of other companies.

Operating income before depreciation and amortization excluding specific items, earnings before interest, income taxes, depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items and net earnings per common share excluding specific items are non-IFRS measures. The Corporation believes that it is useful for investors to be aware of specific items that have adversely or positively affected its IFRS measures, and that the above mentioned non-IFRS measures provide investors with a measure of performance with which to compare its results between periods without regard to these specific items. The Corporation's measures excluding specific items have no standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

The specific items excluded from OIBD, operating income, financing expense, net earnings (loss) and cash flow from operations mainly include charges for (reversals of) impairment of assets, charges for facility or machine closures, accelerated depreciation of assets due to restructuring measures, loss on refinancing of long-term debt, premiums paid on long-term debt refinancing, gains or losses on the acquisition or sale of a business unit, gains or losses on the share of results of associates and joint ventures, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, unrealized gains or losses on interest rate swaps, foreign exchange gains or losses on long-term debt, specific items on discontinued operations and other significant items of an unusual or non-recurring nature. Although we consider these items to be non-recurring and less relevant to evaluating our performance, some of them will continue to take place and will reduce the cash available to us.

The following table reconciles net earnings (loss) and net earnings (loss) per share with net earnings excluding specific items and net earnings per share excluding specific items:

(in millions of Canadian dollars, except amounts per share)	Net earnings (loss)			Net earnings (loss) per share [1]
	Q3 2014	Q2 2014	Q3 2013	Q3 2014	Q2 2014	Q3 2013

As per IFRS	(16)	(83)	11	$(0.17)	$(0.88)	$0.12
Specific items:
Loss on acquisitions, disposals and others	1	—	—	$0.01	—	—
Impairment charges	—	41	—	—	$0.31	—
Unrealized loss (gain) on financial instruments	(2)	2	(7)	$(0.02)	$0.01	$(0.06)
Loss on refinancing of long-term debt	—	44	—	—	$0.35	—
Unrealized gain on interest rates swaps	—	—	(1)	—	—	$(0.01)
Foreign exchange loss (gain) on long-term debt and financial instruments	24	(13)	(11)	$0.22	$(0.12)	$(0.10)
Share of results of associates, joint ventures and non-controlling interest	(2)	2	(5)	$(0.02)	$0.02	$(0.04)
Included in discontinued operations, net of tax	1	37	20	$0.02	$0.39	$0.16
Tax effect on specific items, other tax adjustments and attributable to non-controlling interest [1]	(2)	(23)	—	—	—	—
	20	90	(4)	$0.21	$0.96	$(0.05)
Excluding specific items	4	7	7	$0.04	$0.08	$0.07
Note 1 : Specific amounts per share are calculated on an after-tax basis and net of the portion attributable to non-controlling interest.

Net earnings (loss), which is a performance measure defined by IFRS, is reconciled below with operating income, operating income excluding specific items and operating income before depreciation excluding specific items or earnings before interest, income taxes, depreciation and amortization excluding specific items:

(in millions of Canadian dollars)	Q3 2014	Q2 2014	Q3 2013

Net earnings (loss) attributable to Shareholders for the period	(16)	(83)	11
Net earnings attributable to non-controlling interest	1	3	1
Net loss (gain) from discontinued operations for the period	(1)	37	16
Recovery of (provision for) income taxes	21	(16)	13
Share of results of associates and joint ventures	(1)	2	—
Foreign exchange loss (gain) on long-term debt and financial instruments	24	(13)	(11)
Financing expense, interest expense on future employee benefits and loss on refinancing of long term debt	25	72	28
Operating income	53	2	58
Specific items :
Loss on acquisitions, disposals and others	1	—	—
Impairment charges	—	41	—
Unrealized loss (gain) on financial instruments	(2)	2	(7)
	(1)	43	(7)
Operating income - excluding specific items	52	45	51
Depreciation and amortization	45	46	44
Operating income before depreciation and amortization (OIBD or EBITDA) - excluding specific items	97	91	95

The following table reconciles cash flow from continuing operations with cash flow from continuing operations excluding specific items:

	Cash flow from operations
(in millions of Canadian dollars)	Q3 2014	Q2 2014	Q3 2013

Cash flow from continuing operations	96	29	102
Changes in non-cash working capital components	(9)	7	(21)
Cash flow from continuing operations (adjusted)	87	36	81
Specific items, net of current income taxes:
Premium paid on long-term debt refinancing	11	20	—
Excluding specific items	98	56	81

For further information:

Media:	Source:
Hugo D'Amours	Allan Hogg
Vice-President, Communications and Public Affairs 819-363-5184	Vice-President and Chief Financial Officer

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